For Immediate Release

May 24, 2013

SAP to Accelerate Innovation for Cloud and SAP HANA® Through

One Unified Development Organization

SAP Brings All Development Under the Leadership of Executive Board Member Dr. Vishal Sikka

WALLDORF, Germany — May 24, 2013 — SAP AG (NYSE: SAP) today announced that it will simplify its organizational structure and create a single development organization to oversee innovation across the company. The new structure will enable SAP to accelerate innovations powered by the SAP HANA® platform for existing and new products, drive a cloud-first approach for the development of line-of-business applications, increase SAP’s leadership in mobile and further accelerate the company’s go-to-market for cloud and the SAP HANA® Enterprise Cloud service.

“We have transformed SAP into a growth company built on innovation. SAP HANA has become the future innovation platform for our customers and is now radically changing the industry while cloud disruption is redefining the market and business models. By creating one single development organization under Vishal’s leadership, we will dramatically accelerate the speed of these innovations,” said Bill McDermott and Jim Hagemann Snabe, co-CEOs of SAP AG. “By leveraging development synergies across our cloud and on premise areas, we can further accelerate cloud solutions for our customers.”

SAP will consolidate all innovation under Vishal Sikka, member of the Executive Board of SAP AG, Technology and Innovation. Effective June 1, all SAP development and custom development leaders will report directly to Sikka. Additionally, the Executive Board has nominated Bernd Leukert, executive vice president for Application Innovation, to the Global Managing Board of SAP AG. Leukert will report to Sikka and will strengthen SAP’s global development organization.

“We face an unprecedented opportunity to rethink the world through technology with the combination of cloud-based ease of delivery, the power of SAP HANA to enable a new real-time across the trading world and the power of design to unleash our imaginations to build amazing products that open new horizons. We will do all of this non-disruptively and without compromise, just as our customers have counted on over the last 41 years,” said Sikka. “We are inspired by Hasso Plattner’s challenge to explore new frontiers and to intellectually renew SAP, and I believe this is only the beginning.”

SAP Executive Board Member Gerhard Oswald will take responsibility for a new Scale, Quality and Support board area. To meet the growing customer demand for SAP HANA, Oswald will be responsible for the operations of SAP HANA Enterprise Cloud. This new organization will leverage the expertise of SAP Global IT infrastructure services to accelerate the build out of SAP HANA Enterprise Cloud. Furthermore, quality, governance and production will drive quality across all development teams. Oswald will continue to be responsible for the SAP Active Global Support organization, the SAP Labs network (jointly with Sikka) and Solution and Knowledge Packaging.

Along with SAP HANA, SAP has seen tremendous momentum in its cloud business. Since the acquisition of SuccessFactors, an SAP company, Lars Dalgaard has brought his unsurpassed passion, leadership and execution excellence in the cloud business to SAP. Dalgaard will step down from the Executive Board and leave the company effective June 1 to become an investor. He will continue to play an active role as an advisor to the SAP Cloud business and will stay closely involved in the future development of SAP’s cloud strategy. In addition, SAP Co-CEOs McDermott and Snabe will become Executive Board sponsors for SAP’s cloud business.

To further accelerate the success in SAP’s cloud business, the company will consolidate its cloud go-to-market under the leadership of Bob Calderoni, CEO of Ariba, an SAP company, president of Global Cloud Operations and member of the Global Managing Board of SAP AG, who will also continue to lead the Ariba business network activities. Calderoni will work closely with Rob Enslin, president of Global Customer Operations and member of the Global Managing Board of SAP AG, to maximize coverage for cloud solutions. Enslin will continue to lead SAP’s worldwide sales and customer operations.

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In addition, Luisa Delgado, member of the Executive Board of SAP AG, Human Resources, and Labor Relations Director, has decided to leave SAP to pursue a broader business leadership responsibility as CEO of another company. She will remain on board until June 30 to ensure an effective handover.

“We would like to thank Lars and Luisa for their strong leadership and wish them success in their personal and professional lives. They have an outstanding leadership record and nurtured excellent leaders who will enable a smooth transition for our cloud business and people strategy,” said McDermott and Snabe.

SAP Executive Board Member Werner Brandt will take on the Executive Board responsibility for Human Resources and become the Labor Relations Director in Germany in addition to his role as chief financial officer of SAP AG. In addition, Luka Mucic will become head of Finance to support Brandt in his expanded responsibilities. The Executive Board has nominated Mucic to the Global Managing Board.

Conference Call

SAP senior management will host a conference call for media and analysts today, Friday, May 24, at 2:30 p.m. CET / 1:30 p.m. GMT / 8:30 a.m. EDT / 5:30 a.m. PDT. The call will be webcast at www.sap.com/investor.

Participant Dial-in Numbers:

•	United Kingdom: + 44 208 515 2319

•	United States: + 1 480 629 9645

•	Germany: + 49 6958 999 0706

Confirmation code: 4621934

Participants may dial in five to 10 minutes prior to the start time using the respective numbers and confirmation code.

Replay Dial-in Numbers:

•	United Kingdom: + 44 207 154 2833

•	United States: + 1 303 590 3030

•	German: + 49 69 58 99 90 568

Replay Passcode: 4621934

For more information, visit the SAP Newsroom.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 238,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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